Exhibit 99.1

Click announced the CEO Statement

Hong Kong, Feb. 04, 2025 (GLOBE NEWSWIRE) -- Today, Click Holdings Limited (NASDAQ: CLIK) (“Click” or the “Company” or “we” or “our”), a fast-growing human resources solutions provider based in Hong Kong, would like to share the joy and happiness of the Lunar Chinese New Year with all our shareholders, customers and business partners. As we drew a close to the Year of Dragon, our CEO, Mr. Chan Chun Sing, Jeffrey would like to report to you our numerous key achievements in 2024 and share his visions for the year ahead.

“2024 was a remarkable year for Click.” said Jeffrey, founder and CEO of Click. “Not only did we accomplish the historical public listing by raising US$5.6 million on Nasdaq, we also achieved countless breakthroughs in our business.”

“We experienced significant growth across all segments. As for the seniors nursing solution services, we achieved a record of over 170,000 service hours in calendar year 2024, expecting a growth of 60% as compared to that of 2023. In particular, we project our logistic solution services would record a spectacular growth of 90%. To further extend our coverage, in December 2024, we entered a cooperation agreement with Care U Professional Nursing Service Limited, one of the leading nursing service providers in Hong Kong, in order to tap into the prominent government-sponsored CCSV scheme aiming to provide community care services to senior citizens in Hong Kong.”

Key 2024 Achievements

-	Strong growth in revenue – projected 40% surge in overall revenue in calendar year 2024 compared to that of 2023. We project both our nursing and logistics solutions segment recorded strong growth of 30% and 90% respectively.

-	Successfully raised US$5.6M of capital from listing

-	Tapping into home seniors nursing service through government-sponsored CCSV scheme

Outlook for 2025 and Beyond

“While unemployment rate in Hong Kong stays low at around 3%, a change in working habit such as freelancers and slashers, is believed to be permanent. Therefore, we continue to expect high demand of human resources outsourcing services in the market. Meanwhile, as aging population becomes a global phenomenon, we will continue to invest big in the seniors nursing solution sector. We will expand our collaboration with business partners and may consider M&A options when opportunities arise.”

“Furthermore, embracing technology has always been a key to our success. Our CTO, Nixon Chau, former GM of SenseTime Group, a leading AI software company, will lead our team to expand into the smart home solutions market for seniors in Hong Kong. Needless to say, we will continue to invest in expanding our talent pool which has been the bedrock to our business, and will extend services to cover property management, food and beverages, and retailing, sectors all currently facing labour shortages in Hong Kong. We are currently the only Nasdaq-listed company focusing on seniors nursing HR solution in Hong Kong and will continue to sustain strong growth by providing a convenient platform to connect our talents with our clients’ HR shortfall.”

“Looking ahead, I remain fully confident in all our business developments and I hope you feel the same. Last but not least, on behalf of Click, I would like to extend our warmest greetings to all our shareholders, customers and business partners, Kung Hei Fat Choy, wish you Good Health and Good Fortune in the Year of Snake ahead.” said Jeffrey.

About Click Holdings Limited

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include nursing solution (mainly seniors) services, logistics solution services and professional solution services.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Email: jack.wong@jfy.hk
Phone: +852 2691 8200